Amplitech Group, Inc.

155 Plant Avenue

Hauppauge, NY 11788

July 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Amplitech Group, Inc.
Registration Statement on Form S-3
File No. 333-288863

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of the registration statement prior to its effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-288863), filed by Amplitech Group, Inc. on July 22, 2025:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Daniel Eng at (415) 362-2580 of Lewis Brisbois.

Sincerely,

Amplitech Group, Inc.

/s/ Fawad Maqbool

Fawad Maqbool

President and Chief Executive Officer